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                                 UNITED STATES                               OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                             OMB Number:         3235-0080
                                                                             Expires:    February 28, 2009
                                                                             Estimated average burden
                                                                             hours per response.......1.00
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                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
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                                               Commission File Number: 001-12321

                                TUXIS CORPORATION
         (Exact name of Issuer as specified in its charter, and name of
              Exchange where security is listed and/or registered)


           11 HANOVER SQUARE, NEW YORK, NEW YORK 10005 (212) 785-9300

  (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)


                          Common Stock, $.01 par value
    Rights to Purchase Series A Participating Preferred Stock, $.01 par value
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                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|     17 CFR 240.12d2-2(a)(1)
|_|     17 CFR 240.12d2-2(a)(2)
|_|     17 CFR 240.12d2-2(a)(3)
|_|     17 CFR 240.12d2-2(a)(4)
|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, TUXIS CORPORATION certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


 February 26, 2007      By:    /s/ Mark C. Winmill  Chief Executive Officer
-------------------            -------------------- -----------------------
      Date                     Mark C. Winmill             Title




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(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 204.19d-1 as applicable. See General Instructions.